Exhibit 99.1

Parcel Volume and Adjusted Net Income Exceeded Guidance and Market Consensus
Company Reiterates Market Share Focus with Profitable Volume Growth

ZTO Reports Second Quarter 2018 Unaudited Financial Results

Shanghai, August 9, 2018 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the second quarter ended June 30, 20181. Parcel volume grew 41.7% to 2,116 million for the second quarter of 2018, surpassing industry average growth rate by 16.7 percentage points. Adjusted net income was RMB1,095.7 million representing an increase of 50.0% year over year.  Management reaffirms its strategic focus on steady market share increase with profitable parcel growth achieving systemic margin expansion.

Financial Highlights for Second Quarter 2018

•                                          Revenues2 were RMB4,197.9 million (US$634.4 million), an increase of 41.3% from RMB2,971.4 million in the same period of 2017.

•                                          Gross profit was RMB1,457.3 million (US$220.2 million), an increase of 29.7% from RMB1,123.9 million in the same period of 2017.

•                                          Net income was RMB1,492.2 million (US$225.5 million), an increase of 108.1% from RMB716.9 million in the same period of 2017.

•                                          Adjusted EBITDA3 was RMB1,520.2 million (US$229.7 million), an increase of 37.6% from RMB1,104.6 million in the same period of 2017.

•                                          Adjusted net income4 was RMB1,095.7 million (US$165.6 million), an increase of 50.0% from RMB730.4 million in the same period of 2017.

•                                          Basic and diluted earnings per American depositary share (“ADS”5) were RMB2.07 (US$0.31), an increase of 107.4% from RMB1.00 in the same period of 2017.

•                                          Net cash provided by operating activities was RMB1,475.8 million (US$223.0 million), compared with RMB903.2 million in the same period of 2017.

Operational Highlights for Second Quarter 2018

•                                          Parcel volume was 2,116 million, an increase of 41.7% from 1,493 million in the same period of 2017.

•                                          Number of pickup/delivery outlets was approximately 29,500 as of June 30, 2018.

•                                          Number of network partners was over 9,400, which included over 4,000 direct network partners and over 5,400 indirect network partners as of June 30, 2018.

•                                          Number of line-haul vehicles was over 4,700 as of June 30, 2018, which included over 3,800 self-owned vehicles and over 900 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                                          Number of self-owned trucks increased to around 3,800 as of June 30, 2018 from 3,500 as of March 31, 2018. Among the self-owned trucks, over 2,070 were high capacity 15-17 meter long models as of June 30, 2018, compared to over 1,900 as of March 31, 2018.

•                                          Number of line-haul routes between sorting hubs was over 1,860 as of June 30, 2018.

•                                          Number of sorting hubs was 83 as of June 30, 2018, among which 76 are operated by the Company and 7 by the Company’s network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at ir.zto.com.

(2)  Starting from January 1, 2018, the Company adopted a newly enacted revenue accounting standard (ASC 606), which requires its delivery services revenue to be recognized over time, and uses a modified retrospective approach to adopt this standard. The January 1, 2018 balance of retained earnings was not adjusted due to the immaterial cumulative net impact of adopting ASC 606. The impact of applying ASC 606 as compared with previous guidance applied to revenues and costs was not material for the three months ended June 30, 2018.

(3)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees which management believes better represents underlying business operations.

(4)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees which management believe better represents underlying business operations.

(5)   One ADS represents one Class A ordinary share.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “ZTO has never deviated from its for-profit philosophy and is committed to the shared-success system that benefits everyone operating under the ZTO brand.  Our near-term primary focus on parcel volume growth and market share expansion is predicated on generating systemic profit increase while maintaining the high quality of service and customer satisfaction. Our second quarter results are consistent with this overall strategy in which our existing margin is well protected, and our incremental parcel volume growth is also profitable.”

Mr. Lai added, “We remain optimistic on the growth potential for China’s express delivery industry over the next two to three years. Short-term market conditions could remain competitive, however, our competitive advantage in scale and operational efficiency, superior earnings quality and stability of our partner network will ensure ZTO’s sustainable growth and long-term leadership.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, added, “According to statistics published by the China Postal Bureau, the express delivery industry in China grew by 27.5% in the first half of 2018.  With parcel volume increasing by 39.2% during the same period, ZTO outpaced the industry average by 11.7 percentage points. Meanwhile, initiatives to improve operating efficiencies resulted in 13 cents decrease in combined transportation and hub operation cost per parcel year over year for the second quarter, which helped to largely offset the impact of pricing pressure.  We also maintained operating leverage in corporate SG&A.  We generated 50% adjusted net income growth against 41.3% revenue growth in the quarter which demonstrated the effectiveness of our strategy and our ability to execute.”

Second Quarter 2018 Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2017		2018			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	2,837,699	95.5	3,664,535	553,798	87.3	5,348,367	95.7	6,751,532	1,020,316	87.2
Freight forwarding services	—	—	301,789	45,607	7.2	—	—	595,063	89,928	7.7
Sale of accessories	133,735	4.5	209,219	31,618	5.0	237,661	4.3	360,062	54,414	4.7
Others	—	—	22,376	3,382	0.5	—	—	35,666	5,390	0.4
Total revenues	2,971,434	100.0	4,197,919	634,405	100.0	5,586,028	100.0	7,742,323	1,170,048	100.0

Revenues were RMB4,197.9 million (US$634.4 million), an increase of 41.3% from RMB2,971.4 million in the same period of 2017. Revenue from express delivery services increased by 29.1% compared to the same period of 2017, mainly driven by a 41.7% increase in parcel volume which was partially offset by a decrease in unit price per parcel as a result of decrease in weight per parcel and an increase in incremental volume incentives. Freight forwarding services acquired during the fourth quarter of 2017 contributed revenue of RMB301.8 million during the second quarter of 2018. The increase in revenue from sales of accessories was mainly due to the increase in sales of thermal paper used for the printing of digital waybills. Other revenues are composed of exploratory new service offerings such as financing services, advertising services and cloud warehousing solutions.

	Three Months Ended June 30,					Six Months Ended June 30,
	2017		2018			2017		2018
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,062,504	35.8	1,272,267	192,269	30.3	2,182,592	39.1	2,455,904	371,145	31.7
Sorting hub cost	527,868	17.8	701,961	106,083	16.7	1,084,054	19.4	1,388,398	209,820	17.9
Freight forwarding cost	—	—	288,348	43,576	6.9	—	—	572,018	86,445	7.4
Cost of accessories sold	83,685	2.8	125,724	19,000	3.0	146,134	2.6	214,441	32,407	2.8
Other costs	173,468	5.8	352,365	53,251	8.4	318,690	5.7	622,182	94,027	8.0
Total cost of revenues	1,847,525	62.2	2,740,665	414,179	65.3	3,731,470	66.8	5,252,943	793,844	67.8

Total cost of revenues was RMB2,740.7 million (US$414.2 million), an increase of 48.3% from RMB1,847.5 million in the same period last year. Total cost of revenues includes RMB288.3 million in costs associated with the freight forwarding business acquired during the fourth quarter of 2017, which is mainly composed of shipping, last-mile delivery, and cargo handling costs.

•                  Line haul transportation cost was RMB1,272.3 million (US$192.3 million), an increase of 19.7% from RMB1,062.5 million in the same period last year. As a percentage of revenues, line-haul transportation cost decreased to 30.3% from 35.8% in the same period last year, mainly driven by (i) a decrease in weight per parcel, (ii) increased usage of self-owned and more efficient high capacity trailer trucks, and (iii) improved route planning. The total transportation cost of self-owned trucks accounted for 61.8% of the total truck transportation cost in this quarter, compared to 52.6% in the same period last year.

•                  Sorting hub operating cost was RMB702.0 million (US$106.1 million), an increase of 33.0% from RMB527.9 million in the same period last year. As a percentage of revenues, sorting hub cost decreased to 16.7% from 17.8% in the same period last year, mainly due to the increased level of automation in the Company’s sorting facilities which offset a portion of the continuous increase in labor cost per headcount. As of June 30, 2018, 64 sets of automation sorting equipment are in service, compared to 22 sets as of June 30, 2017. As a result, the average number of headcount of sorting hub workers increased by 16.7% when compared to the second quarter of 2017, significantly less than the 41.7% increase in parcel volume during the second quarter of 2018.

•                  Cost of accessories was RMB125.7 million (US$19.0 million), an increase of 50.2% from RMB83.7 million in the same period last year. The increase was in line with the increase in the sale of thermal paper for waybill printing by 65.4% compared to the same period last year.

•                  Other costs were RMB352.4 million (US$53.3 million), increased by RMB178.9 million compared to the same period last year, primarily due to (i) an increase of RMB111.4 million (US$16.8 million) in dispatching costs associated with serving enterprise customers, (ii) an increase of RMB38.9 million (US$5.9 million) in tax surcharges, and (iii) an increase of RMB35.8 million (US$5.4 million) in expenses related to IT and technology development.

Gross Profit was RMB1,457.3 million (US$220.2 million), an increase of 29.7% from RMB1,123.9 million in the same period last year. Gross margin decreased to 34.7% from 37.8% in the same period last year, mainly driven by parcel volume growth and cost of goods sold efficiency gain which was offset by price decrease. In addition, freight forwarding business and other early stage business development caused minor gross margin dilution.

Total Operating Expenses were RMB268.4 million (US$40.6 million), compared to RMB202.6 million in the same period last year.

•                  Selling, general and administrative expenses were RMB269.2 million (US$40.7 million), compared to RMB202.7 million in the same period last year. The increase was mainly due to (i) an increase in share-based compensation expenses from RMB13.5 million in the second quarter of 2017 to RMB28.0 million (US$4.2 million) in the second quarter of 2018, (ii) an increase of salary and accrued bonus of RMB11.2 million, (iii) an increase in technology related professional service fees by RMB12.3 million, and (iv) an increase of RMB6.4 million of depreciation and amortization expenses as well as an increase of RMB5.1 million in rental cost. As a percentage of revenue, selling, general and administrative expenses accounted for 6.4%, compared to 6.8% during the same period last year.

•                  Other operating income, net includes RMB0.8 million (US$0.1 million) in the second quarter of 2018. Other operating income mainly includes subsidy income of RMB1.3 million (US$0.2 million) and RMB10.7 million received in the second quarter of 2018 and 2017, respectively.

Income from operations was RMB1,188.8 million (US$179.7 million), an increase of 29.0% from RMB921.3 million in the same period last year. Operating margin decreased to 28.3% from 31.0% in the same period last year, mainly affected by the decrease in gross margin by 3.1%.

Interest income was RMB70.7 million (US$10.7 million), compared with RMB39.6 million in the same period in 2017, primarily due to the increased amount of cash and interest-earning bank deposits which included Alibaba-Cainiao’s investment in June 2018.

Interest expense was nil on bank borrowings, compared with RMB5.0 million in the same period in 2017.There was no borrowing during the second quarter of 2018.

Gain on disposal of equity investees was RMB549.7 million (US$83.1 million), mainly composed of the share disposal of the Hive Box investment for cash consideration of RMB697.9 million (US$105.5 million) which is scheduled to be received in the third quarter of 2018.

Foreign currency exchange gain, before tax was RMB35.9 million (US$5.4 million), which was mainly due to the appreciation of the U.S. dollar against the Chinese renminbi in the second quarter of 2018.

Income tax expenses were RMB350.9 million (US$53.0 million), representing the effective income tax rate of 19.0% in the second quarter of 2018, which was mainly due to the one-time income tax expense of RMB125.1 million (US$18.9 million) for the disposal gain on the Hive Box investment.

Net income was RMB1,492.2 million (US$225.5 million), and increased 108.1% from net income of RMB716.9 million in the same period last year.

Basic and diluted earnings per ADS were RMB2.07 (US$0.31), compared with basic and diluted earnings per ADS of RMB1.00 in the same period last year.

Adjusted net income was RMB1,095.7 million (US$165.6 million), compared with adjusted net income of RMB730.4 million during the same quarter last year.

EBITDA was RMB2,042.0 million (US$308.6 million), compared with RMB1,091.1 million in the same period last year.

Adjusted EBITDA was RMB1,520.2 million (US$229.7 million), compared to RMB1,104.6 million in the same period last year.

Net cash provided by operating activities was RMB1,475.8 million (US$223.0 million), compared with RMB903.2 million in the same period last year. The increase mainly included (1) a tax refund of RMB301.0 million (US$45.5 million) related to the reduced income tax rate applicable for high and new technology enterprises, and (2) increased deposits for last-mile delivery fees.

Business Outlook

Based on current market conditions and current operations, the Company’s parcel volume for the third quarter of 2018 is expected to be in the range of 2,073 million to 2,120 million, representing a 35.0% to 38.0% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB1,000 million to RMB1,050 million, representing a 36.9% to 43.7% increase from the same period of 2017. These estimates represent management’s current and preliminary view, which are subject to change.

Company Share Purchase

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of June 30, 2018, the Company has purchased an aggregate of 15,625,375 ADSs at an average purchase price of US$14.42, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in its cash flow, and in the long-term outlook for the express delivery industry in China. ZTO’s fast-growing strategy, asset-light business model and solid operation have demonstrated strong capability for cash generating. The Company believes that the share repurchase program is consistent with the goal of increasing shareholders’ value.

Alibaba and Cainiao Make Strategic Investments (“Alibaba’s Investment”)

On May 29, 2018, Alibaba Group Holding Limited (“Alibaba”) and its logistic arm Cainiao Network (“Cainiao”), and the Company announced a strategic agreement in which investors led by Alibaba and Cainiao invested US$1.38 billion in the Company in exchange for an approximately 10% equity stake in the company. The transaction was closed by the end of June, 2018.

The investment will see Cainiao and the Company deepen their collaboration in the transformation of China’s logistics industry amid the growth of New Retail, a concept developed by Alibaba that promotes seamless integration between online and offline commerce. The investment will further support both Cainiao and the Company’s focus on building up first and last-mile pickup and delivery capabilities, warehouse management, cross-border logistics and technology-driven smart solutions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6171 to US$1.00, the noon buying rate on June 30, 2018 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 9:00 PM U.S. Eastern Time on Thursday, August 8, 2018 (9:00 AM Beijing Time on August 9, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	5815930

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 15, 2018:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10122646

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the first quarter of 2018, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	2,971,434	4,197,919	634,405	5,586,028	7,742,323	1,170,048
Cost of revenues	(1,847,525)	(2,740,665)	(414,179)	(3,731,470)	(5,252,943)	(793,844)
Gross profit	1,123,909	1,457,254	220,226	1,854,558	2,489,380	376,204
Operating income (expenses):
Selling, general and administrative	(202,664)	(269,178)	(40,679)	(364,638)	(684,801)	(103,490)
Other operating income, net	18	773	117	88,057	82,680	12,495
Total operating expenses	(202,646)	(268,405)	(40,562)	(276,581)	(602,121)	(90,995)
Income from operations	921,263	1,188,849	179,664	1,577,977	1,887,259	285,209
Other income (expenses):
Interest income	39,573	70,708	10,686	68,197	131,029	19,802
Interest expense	(5,029)	(3)	—	(10,737)	(776)	(117)
Gain on disposal of equity investees	—	549,733	83,078	—	549,733	83,078
Foreign currency exchange gain/(loss), before tax	(2,872)	35,901	5,425	(5,844)	(852)	(129)
Income before income tax, and share of loss in equity method investments	952,935	1,845,188	278,853	1,629,593	2,566,393	387,843
Income tax expense	(233,323)	(350,858)	(53,023)	(399,932)	(505,138)	(76,339)
Share of loss in equity method investments	(2,689)	(2,104)	(318)	(9,868)	(11,574)	(1,749)
Net income	716,923	1,492,226	225,512	1,219,793	2,049,681	309,755
Net loss (income) attributable to noncontrolling interests	(88)	(1,141)	(172)	593	(1,837)	(278)
Net income attributable to ZTO Express (Cayman) Inc.	716,835	1,491,085	225,340	1,220,386	2,047,844	309,477
Change in redemption value of convertible redeemable preferred shares	—	—	—	—	—	—
Net income attributable to ordinary shareholders	716,835	1,491,085	225,340	1,220,386	2,047,844	309,477
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.00	2.07	0.31	1.69	2.86	0.43
Diluted	1.00	2.07	0.31	1.69	2.86	0.43
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	719,716,569	721,183,933	721,183,933	720,138,244	715,978,664	715,978,664
Diluted	719,908,261	722,033,183	722,033,183	720,614,499	716,706,186	716,706,186
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(144,409)	554,487	83,796	(233,422)	287,984	43,521
Comprehensive income	572,514	2,046,713	309,308	986,371	2,337,665	353,276
Comprehensive loss (income) attributable to noncontrolling interests	(88)	(1,141)	(172)	593	(1,837)	(278)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	572,426	2,045,572	309,136	986,964	2,335,828	352,998

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2017	June 30, 2018
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	5,425,024	6,064,054	916,422
Restricted cash	348,710	109,603	16,564
Accounts receivable, net of allowance for doubtful accounts of RMB13,798 and RMB13,793 at December 31, 2017 and June 30, 2018, respectively	287,835	378,620	57,218
Financing receivables	64,030	303,898	45,926
Short-term investment	5,224,559	9,601,412	1,451,000
Inventories	34,231	40,224	6,079
Advances to suppliers	263,574	284,496	42,994
Prepayments and other current assets	719,983	976,669	147,598
Consideration receivable from disposal of long term investment	—	787,850	119,063
Amounts due from related parties	9,900	24,600	3,718
Total current assets	12,377,846	18,571,426	2,806,582
Investments in equity investees	610,160	1,541,739	232,993
Property and equipment, net	6,473,010	7,255,304	1,096,448
Land use rights, net	1,602,908	1,858,080	280,800
Intangible assets, net	60,424	57,325	8,663
Goodwill	4,241,541	4,241,541	640,997
Deferred tax assets	152,763	273,812	41,379
Other non-current assets	308,986	499,060	75,420
TOTAL ASSETS	25,827,638	34,298,287	5,183,282
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	250,000	—	—
Accounts payable	889,139	933,799	141,119
Advances from customers	258,965	341,283	51,576
Income tax payable	221,926	322,466	48,733
Amounts due to related parties	114,913	58,013	8,767
Acquisition consideration payable	130,004	23,256	3,515
Dividends payable	—	1,635	247
Other current liabilities	2,281,067	2,251,828	340,306
Total current liabilities	4,146,014	3,932,280	594,263
Deferred tax liabilities	157,320	154,903	23,409
Acquisition consideration payable	22,942	22,942	3,467
Other non-current liabilities	60,045	61,068	9,229
TOTAL LIABILITIES	4,386,321	4,171,193	630,368

	As of
	December 31, 2017	June 30, 2018
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 710,804,716 shares outstanding as of December 31, 2017; 811,267,551 shares issued and 787,163,859 shares outstanding as of June 30, 2018)	471	523	79
Additional paid-in capital	15,975,979	24,092,253	3,640,908
Treasury shares, at cost	(914,611)	(1,359,404)	(205,438)
Subscription receivables	—	(1,323,420)	(200,000)
Retained earnings	6,669,370	8,717,214	1,317,376
Accumulated other comprehensive (loss) income	(295,896)	(7,913)	(1,196)
ZTO Express (Cayman) Inc. shareholders’ equity	21,435,313	30,119,253	4,551,729
Noncontrolling interests	6,004	7,841	1,185
Total Equity	21,441,317	30,127,094	4,552,914
TOTAL LIABILITIES AND EQUITY	25,827,638	34,298,287	5,183,282

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	903,248	1,475,795	223,027	1,234,756	1,689,970	255,392
Net cash used in investing activities[6]	(1,137,348)	(5,649,363)	(853,753)	(6,443,242)	(7,246,921)	(1,095,180)
Net cash provided by/(used in) financing activities[7]	(706,390)	6,620,184	1,000,466	(456,390)	5,815,067	878,794
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(70,009)	231,350	34,965	(194,189)	141,807	21,433
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,010,499)	2,677,966	404,705	(5,859,065)	399,923	60,439
Cash, cash equivalents and restricted cash at beginning of period	7,074,589	3,495,691	528,281	11,923,155	5,773,734	872,547
Cash, cash equivalents and restricted cash at end of period	6,064,090	6,173,657	932,986	6,064,090	6,173,657	932,986

(6)   The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of six months to one year. For the second quarter of 2017 and 2018, the amounts of net cashflow out for purchasing the short-term investment are approximately RMB440.6 million and RMB3,736.7 million (US$564.7 million) of such deposits, respectively.

(7)   The amount of cash provided by/(used in) financing activities mainly includes the proceeds from Alibaba’s investment, which are approximately RMB7.6 billion (US$1.2 billion) received before June 30, 2018, while the rest of approximately RMB1.3 billion (US$0.2 billion) were received in early July 2018.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	716,923	1,492,226	225,512	1,219,793	2,049,681	309,755
Add:
Share-based compensation expense	13,492	27,983	4,229	13,743	227,727	34,415
Less:
Gain on disposal of equity investees, net of income taxes	—	(424,521)	(64,155)	—	(424,521)	(64,155)
Adjusted net income	730,415	1,095,688	165,586	1,233,536	1,852,887	280,015

Net income	716,923	1,492,226	225,512	1,219,793	2,049,681	309,755
Add:
Depreciation	127,083	186,200	28,139	249,094	362,397	54,767
Amortization	8,702	12,693	1,918	16,297	23,363	3,531
Interest expenses	5,029	3	—	10,737	776	117
Income tax expenses	233,323	350,858	53,023	399,932	505,138	76,339
EBITDA	1,091,060	2,041,980	308,592	1,895,853	2,941,355	444,509

Add:
Share-based compensation expense	13,492	27,983	4,229	13,743	227,727	34,415
Less:
Gain on disposal of equity investees, before income taxes	—	(549,733)	(83,078)	—	(549,733)	(83,078)
Adjusted EBITDA	1,104,552	1,520,230	229,743	1,909,596	2,619,349	395,846

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